Exhibit 99.2

First American Funds Board of Directors Meeting

June 17-18, 2014

D&O Insurance and Fidelity Bond

RESOLVED, that the premiums to provide $40 million of D&O/E&O coverage with Houston Casualty Co. (including a $10 million independent director-only layer) for the policy period ending June 30, 2014 be extended for an additional three month period ending September 30, 2014 and allocated to First American Funds, Inc., Mount Vernon Securities Lending Trust, American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc.-II, American Strategic Income Portfolio Inc.-III, American Select Portfolio Inc., American Municipal Income Portfolio Inc., Minnesota Municipal Income Portfolio Inc., First American Minnesota Municipal Income Fund II, Inc. and American Income Fund, Inc. (each a “Fund” and collectively, the “Funds”) based upon each Fund’s proportionate share of the sum of the premiums that would have been paid if such coverage were purchased separately by each of the Funds.

FURTHER RESOLVED, that the Board of Directors hereby finds that such premiums are fair and reasonable, and that the participation in the joint liability insurance policy is in the best interest of the Funds.

FURTHER RESOLVED, that the proper officers of the Funds be, and they hereby are authorized, on behalf of each of the Funds, to execute an extension of the Joint Fidelity Bond with Federal Insurance Company covering the affiliated investment companies managed by U.S. Bancorp Asset Management, for the period ending June 30, 2014 for an additional three month period ending September 30, 2014 in an amount to be determined pursuant to the provisions of Rule 17g-1(d) under the Investment Company Act of 1940, as amended; provided that the allocation of the premium be in accordance with a formula under which the Funds pay no more than their pro-rata share of premium based on relative asset size.

FURTHER RESOLVED, that the officers of the Funds are hereby authorized to enter into an Agreement Among Jointly Insured Parties in the form described to the Board of Directors at this meeting.

FURTHER RESOLVED, that the officers of the Funds are hereby directed to file an amendment to the Joint Fidelity Bond, as extended, with the Securities and Exchange Commission in accordance with the requirements of Rule 17g-1(g).